EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

July 17, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Infinity Cross Border Acquisition Corporation (the "Company") Registration Statement on Form F-1 originally filed April 18, 2011 (File No. 333-173575) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of Infinity Cross Border Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated July 6, 2012, were distributed on or about July 9, 2012, as follows:

71 to individual investors;

216 to FINRA members (which included 5 prospective selected dealers); and

223 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 6, 2012, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine
Name: Steven Levine
Title: Managing Director